Free Writing Prospectus Filed Pursuant to Rule 433
Registration File Nos. 333-175117 and 333-175117-01

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Entergy Louisiana Investment Recovery Funding I, L.L.C.

Issuing Entity
$207,156,000*

Senior Secured Investment Recovery Bonds

Transaction Summary

We, Entergy Louisiana Investment Recovery Funding I, L.L.C., are issuing $207,156,000* of Senior Secured Investment Recovery Bonds in a single tranche (the “bonds”). The bonds are our senior secured obligations secured by investment recovery property which includes the irrevocable right to impose, collect and receive a consumption-based nonbypassable charge, known as an investment recovery charge, paid by any existing or future Louisiana Public Service Commission (“LPSC”) jurisdictional customers receiving transmission or distribution retail service, or both, from Entergy Louisiana, LLC (“ELL”) or its successors or assigns, subject to limited exemptions for certain curtailable and interruptible loads for industrial and large commercial customers and for certain self-generators, as discussed below. The LPSC requires that investment recovery charges be adjusted at least semi−annually (and quarterly following the last scheduled final payment date), and authorizes more frequent adjustments as necessary to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest on the bonds (the “true-up mechanism”). Through the true-up mechanism, customers cross share in the liabilities of other customers for the payment of investment recovery charges.

In July 2010 the Louisiana Legislature passed The Louisiana Electric Utility Investment Recovery Securitization Act, which authorized electric utilities to use securitization financing for investment recovery costs, including the costs associated with the cancellation of an electric generating facility. This new provision of Louisiana law, the Securitization Law, is codified at Louisiana Revised Statutes 45:1251-1261. The Securitization Law governs the application for, and the LPSC’s issuance of, a financing order allowing for the securitization of investment recovery costs and upfront financing costs. A Louisiana utility subject to the jurisdiction of the LPSC must apply to the LPSC for a financing order under the Securitization Law to authorize the issuance of investment recovery bonds. ELL applied for a financing order under the Securitization Law, which was issued by the LPSC on August 12, 2011 (the “financing order”). Pursuant to the financing order, ELL established us as a bankruptcy remote special purpose subsidiary company solely to issue investment recovery bonds, including the bonds.

In the financing order, the LPSC authorized an investment recovery charge to be imposed on customers to pay principal and interest on the bonds and other expenses. As of December 31, 2010, ELL provided electric service to approximately 666,634 retail customers in Louisiana. As of December 31, 2010, approximately 22,170 of these customers were not under the jurisdiction of the LPSC and will not pay the investment recovery charges as long as they are not subject to the jurisdiction of the LPSC. Additionally, certain curtailable and interruptible loads for industrial and large commercial customers as well as certain self-generators are exempted from the investment recovery charges under the financing order. ELL, as servicer, will collect investment recovery charges on our behalf and remit the estimated investment recovery charges daily to a trustee.

In the financing order, the LPSC has pledged that the financing order is irrevocable until the indefeasible payment in full of the investment recovery bonds and the financing costs. Except in connection with a refinancing, or to implement any true-up mechanism authorized by the Securitization Law, the LPSC has pledged that it will not amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust the investment recovery charges.

The bonds are not a liability of ELL or any of its affiliates (other than us). The bonds are also not obligations of the State of Louisiana, the LPSC, or any governmental agency, authority or instrumentality of the State of Louisiana. Except in their capacity as customers, neither the State of Louisiana nor any political subdivision, agency, authority or instrumentality of the State of Louisiana, nor any other public or private entity, including the LPSC, will be obligated to provide funds for the payment of the bonds.

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any bonds in any jurisdiction where such offer or sale is prohibited. Please read the important information and qualifications on page 13 of this Preliminary Term Sheet.

_______________________
Morgan Stanley                                                                                                                     Citigroup

Morgan Keegan & Company, Inc.                                                                                                                             Stephens Inc.

* Preliminary; subject to change

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

$207,156,000*

Entergy Louisiana Investment Recovery Funding I, L.L.C.

Senior Secured Investment Recovery Bonds

Summary of Terms

Anticipated Bond Structure*

Tranche	Weighted Expected Average Life (Years)	Size ($)	Scheduled Final Payment Date	Final Maturity Date	Scheduled Sinking Fund Payments Begin	No. of Scheduled Semi-annual Sinking Fund Payments
Tranche A1	[5.38]	$207,156,000	June 1, 2021	September 1, 2023	June 1, 2012	19
* Preliminary; subject to change.

Issuing Entity and Capital Structure
Entergy Louisiana Investment Recovery Funding I, L.L.C. We are a direct, wholly-owned subsidiary of ELL and a special purpose bankruptcy remote limited liability company formed under Louisiana law. We were formed solely to purchase and own investment recovery property (described below under “Credit/Security”), to issue investment recovery bonds secured by investment recovery property and to perform any activity incidental thereto. We have covenanted that the investment recovery bonds offered hereby are the only bonds we will issue.

In addition to the investment recovery property, our assets include a capital investment by ELL in the amount of 0.5% of the bonds’ principal amount issued. This capital contribution will be held in the capital subaccount. We have also created an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all payments on the bonds have been made.

Securities Offered	Senior secured fixed-rate bonds, as listed above, scheduled to pay principal and interest semi-annually in accordance with the expected sinking fund schedule. See “Expected Sinking Fund Schedule.”
Expected Ratings	“Aaa(sf)”/ “AAA(sf)”/ “AAA(sf)” by Moody’s, S&P and Fitch, respectively.
Payment Dates and Interest Accrual	Interest payable semi-annually, June 1st and December 1st. Interest will be calculated at a fixed rate on a 30/360 basis. The first interest and scheduled principal payment date is June 1, 2012.
Interest is due on each payment date and principal is due upon the legal final maturity date, but is expected on the scheduled maturity date.
Optional Redemption	None. Non-call for the life of the bonds.
Average Life	Stable. Prepayment is not permitted; there is no prepayment risk. Extension is possible but the risk is statistically remote.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Credit/Security
The bonds are secured by investment recovery property, which includes the irrevocable right to impose, collect and receive a nonbypassable consumption-based investment recovery charge from all LPSC-jurisdictional customers receiving transmission or distribution retail service, or both, from ELL or its successors or assigns, subject to limited exemptions for certain curtailable and interruptible loads for industrial and large commercial customers and for certain self-generators. As of December 31, 2010, ELL provided electric service to approximately 666,634 retail customers in Louisiana, of which approximately 22,170 were not under the jurisdiction of the LPSC and will not pay the investment recovery charges as long as they are not subject to the jurisdiction of the LPSC. The LPSC requires that investment recovery charges be set and adjusted at least semi-annually (and quarterly following the last scheduled final payment date) and authorizes more frequent adjustments as necessary to ensure the expected collection of amounts sufficient to pay principal and interest on a timely basis. Funds on deposit in the collection account and related subaccounts and our rights under the various transaction documents are also pledged to secure the bonds. See also “Issuing Entity and Capital Structure” and “True-up Mechanism for Payment of Scheduled Principal and Interest.”

Investment Recovery Property/Cross Sharing of Liabilities
The investment recovery property consists of all of our rights and all of the rights of ELL under the Securitization Law and the financing order, including the irrevocable right to impose, collect and receive nonbypassable investment recovery charges and the right to implement the true-up mechanism. Investment recovery property is a present contract right created under the Securitization Law by a financing order issued by the LPSC and protected by the State and LPSC pledges described below. Through the true-up mechanism, all customers cross share in the liabilities of all other customers for the payment of investment recovery charges.

Nonbypassable Investment Recovery Charges
The Securitization Law provides that the investment recovery charges are nonbypassable subject to the terms of the financing order. “Nonbypassable” means that ELL collects these charges from any existing or future LPSC-jurisdictional retail customer receiving transmission or distribution retail electric service, or both, from ELL or its successors or assignees under rate schedules approved by the LPSC, even if the customer elects to purchase electricity from an alternative electricity supplier as a result of a fundamental change in the manner of regulation of public utilities in Louisiana. Under current law, customers of Louisiana public utilities cannot buy their electricity from alternative electricity suppliers. Certain interruptible and curtailable load of industrial and large commercial customers (which represented approximately 1.9% of the total electric delivery revenues in 2010) is exempt from the charge. In addition, certain self-generators of electricity have a limited exception from the charge.

True-up Mechanism for Payment of Scheduled Principal and Interest
As authorized by the Securitization Law, the financing order requires that investment recovery charges be adjusted at least semi-annually (and quarterly following the last scheduled final payment date) to correct any overcollections or undercollections and to ensure the projected recovery of amounts sufficient to provide for the timely payment of scheduled payments of principal, interest and other amounts in respect of the investment recovery bonds during the subsequent twelve month period, except for the first true-up adjustment period, which may be longer or shorter than six months, but in any event no longer than nine months (or in the case of quarterly adjustments, the period ending on the next bond payment date). The financing order also authorizes the servicer to make more frequent interim true-up adjustments if the servicer forecasts that investment recovery charge collections will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the investment recovery bonds during the current or next succeeding semi-annual period and/or to replenish any draws upon the capital subaccount. Additionally, the financing order requires the servicer to request, subject to maintenance of the then current ratings of the bonds, approval from the LPSC of a non-standard true-up adjustment that the servicer deems necessary or appropriate to address any material deviations between investment recovery charge collections and amounts required to provide for the timely payment of scheduled payments of principal, interest and other amounts in respect of the investment recovery bonds. These adjustments are intended to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the investment recovery bonds for the two payment dates next succeeding the adjustment. The Securitization Law does not cap the level of investment recovery charges that may be imposed on customers as a result of the true-up process.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Obligations of the State of Louisiana and the LPSC
The financing order concludes that the true-up mechanism and all other obligations of the State of Louisiana and the LPSC set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the State of Louisiana and the LPSC.

State Pledge
Under the Securitization Law, the legislature and State of Louisiana each have pledged, for the benefit and protection of investment recovery bondholders and the electric utility, that it will not alter the provisions of the Securitization Law which authorize the LPSC to create an irrevocable contract right by the issuance of a financing order, to create investment recovery property and to make the investment recovery charges irrevocable, binding and nonbypassable charges and take or permit any action that would impair the value of the investment recovery property, or, except for the true-up mechanism, reduce, alter, or impair the investment recovery charges that are to be imposed, collected and remitted to investment recovery bondholders until the principal, interest, premium, financing costs, and any other charges incurred and contracts to be performed in connection with the investment recovery bonds have been paid and performed in full. However, nothing will preclude limitation or alteration if and when full compensation by law is made for the full protection of the investment recovery charges imposed, charged and collected pursuant to the financing order and the full protection of the bondholders and any assignee or financing party.

LPSC Pledge
The LPSC has jurisdiction over ELL pursuant to Article 4, Section 21, of the Louisiana Constitution. In the financing order, the LPSC has pledged that the financing order is irrevocable until the indefeasible payment in full of the investment recovery bonds and the financing costs. Except in connection with a refinancing, or to implement any true-up mechanism authorized by the Securitization Law, the LPSC further has pledged that it will not amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust the investment recovery charges or in any way reduce or impair the value of the investment recovery property. However, nothing will preclude such limitation or alteration if and when full compensation by law is made for the full protection of the investment recovery charges imposed, charged and collected pursuant to the financing order and the full protection of the bondholders and any assignee or financing party.

Tax Treatment	Bonds will be treated as debt for U.S. federal and Louisiana state income tax purposes.
Type of Offering	Securities and Exchange Commission (“SEC”) registered.
ERISA Eligible	Yes, as described in the base prospectus.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

OTHER CONSIDERATIONS
Seller/Sponsor/Servicer
ELL is a limited liability company organized under the laws of the State of Texas. As part of a restructuring involving a Texas statutory merger-by-division effective December 31, 2005, ELL succeeded to all of the regulated utility operations of the Louisiana corporation, Entergy Louisiana, Inc., an electric public utility company providing service to customers in the State of Louisiana since 1927. ELL is a vertically integrated electric utility providing generation, transmission and distribution service in Louisiana. All of the common membership interests in ELL are held by Entergy Louisiana Holdings, Inc., a Texas corporation. Entergy Louisiana Holdings, Inc. is a wholly-owned subsidiary of Entergy Corporation, referred to as Entergy, a Delaware corporation based in New Orleans, Louisiana. Entergy is an integrated energy company engaged primarily in electric power production and retail distribution operations.
As of December 31, 2010, ELL provided electric service to approximately 666,634 retail customers in Louisiana, of which approximately 22,170 were not under the jurisdiction of the LPSC and will not pay the investment recovery charges as long as they are not subject to the jurisdiction of the LPSC.

Structuring Bookrunner	Morgan Stanley & Co. LLC
Joint Bookrunner	Citigroup Global Markets Inc.
Co-Managers	Morgan Keegan & Company, Inc. and Stephens Inc.

SETTLEMENT
Indenture Trustee	The Bank of New York Mellon, a New York banking corporation
Expected Settlement	September [ ], 2011, settling flat. DTC, Clearstream and Euroclear.
Use of Proceeds
We will use the proceeds of the issuance of the investment recovery bonds to pay the upfront financing costs of the investment recovery bonds and to purchase the investment recovery property from ELL. In accordance with the financing order, ELL will apply the proceeds it receives from the sale of the investment recovery property, net of any upfront financing costs payable by ELL, as a reimbursement for previously-incurred investment recovery costs.

More Information	For a complete discussion of the proposed transaction, please read the base prospectus and the accompanying prospectus supplement.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

The following chart represents a general summary of the parties to the transactions underlying the offering of the investment recovery bonds, their roles and their various relationships to the other parties:

Parties to Transaction and Responsibilities

Customers *
Approves Investment Recovery Charges on Customer Bills ; Issues Financing Order to ELL
Louisiana Public Service Commission (LPSC)
Pay Investment Recovery Charges based on Electricity Consumption Revenues
Confirms Calculations of Investment Recovery Charges by Customer Class to meet Payment Schedule ; Submits True- Up Filings to LPSC
Entergy Louisiana, LLC (ELL) (Seller, Initial Servicer and Sponsor)
Remits Daily to Trustee all Investment Recovery Charges Collected
Issues the Bonds; Purchases Investment Recovery Property from ELL with Bond Proceeds (net of issuance costs)
Investment Recovery Bond Trustee
Entergy Louisiana Investment Recovery Funding I, L.L.C. (Issuing Entity)
Pays Principal and Interest Semi-Annually (Fixed)
Bonds
Bondholders
Bond Proceeds

Flow of Funds

The following chart represents a general summary of the flow of funds following issuance of bonds:

Customers
Investment Recovery Charges ($)
Servicer:
Entergy Louisiana, LLC
(Regulated by LPSC)
Investment Recovery Charges
($)
Investment Recovery
Bond Trustee
Principal and Interest
Payments ($)**
Issuing Entity
Entergy Louisiana Investment
Recovery Funding I, L.L.C.
Bankruptcy Remote
Bondholders

___________________________
*
Includes only LPSC jurisdictional customers. As of December 31, 2010, ELL provided electric service to approximately 666,634 retail customers, of whom, approximately 644,464 were under the jurisdiction of the LPSC.

**	Payments of principal and interest will follow payment of certain fees and operating expenses.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Key Questions and Answers on the Transaction

Q1:	Could the Financing Order be rescinded or altered?

A:	No. The Securitization Law and the financing order provide that the financing order is irrevocable.

Q2:	Are the LPSC’s obligations under the financing order, including its obligations to implement the true-up mechanism, enforceable by bondholders?

A:
Yes. The financing order provides that the true-up mechanism and all other obligations of the State of Louisiana and the LPSC set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the State of Louisiana and the LPSC.

Q3:	Could the Securitization Law be repealed or altered in a manner that will impair the value of the security or prevent timely repayment of the bonds?

A:
Not without potentially violating the State pledge in the Securitization Law or the LPSC pledge in the financing order. Any such action by the State of Louisiana or the LPSC that impairs the value of the security or timely repayment of the bonds would violate the State’s and the State legislature’s pledge in the Securitization Law and/or the LPSC pledge in the financing order not to take such action, unless the State of Louisiana or the LPSC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting ELL’s service territory, or if the State of Louisiana otherwise acts in the valid exercise of the State’s police power. Unlike in certain other states, the citizens of the State of Louisiana do not have the constitutional right to adopt or revise state laws by initiative or referendum.

Q4:
Are there any reasonably foreseeable circumstances in which the true-up mechanism would not be required to be applied to customer bills, e.g., economic recession, temporary power shortages, blackouts, or bankruptcy of the parent company?

A:
No. Once the bonds are issued, the provisions of the financing order (including the true-up mechanism) are unconditional. If collections differ or are projected to differ from forecasted revenues, regardless of the reason, ELL is required semiannually, quarterly following the last final scheduled payment date, and is authorized more frequently if determined necessary by ELL, to submit to the LPSC an adjustment to the investment recovery charges to ensure the imposition of charges projected to be sufficient to provide payment of principal and interest on the bonds and other costs in connection with the bonds on a timely basis. Under the financing order, the staff of the LPSC will confirm the mathematical accuracy of the adjustment to the investment recovery charges within 15 days. The adjusted investment recovery charges will be reflected on the customer’s bill in the next monthly billing cycle. Any errors identified by the LPSC will be corrected in the next true-up adjustment. Furthermore, any delinquencies or under-collections in one customer class will be taken into account in the true-up mechanism to adjust the investment recovery charge for all customers of ELL, not just the class of customers from which the delinquency or under-collection arose.

Q5:	Can customers avoid paying investment recovery charges if, in the future, they are permitted to switch electricity providers?

A:
No. The Securitization Law provides that the investment recovery charges are nonbypassable. This means that the investment recovery charges are applied to any existing or future LPSC-jurisdictional retail customer who remains attached to ELL’s (or its successor’s or assign’s) electric transmission or distribution lines, and who, via such lines, receives any type of service from ELL (or its successor or assign) under rate schedules approved by the LPSC. Any customer who completely severs interconnection with ELL may become exempt from continued payment of the investment recovery charges, so long as they do not purchase power from a third party or initiate self-generation. Any customer who initiates new self-generation will be assessed investment recovery charges based upon the stand-by or maintenance power utilized for such self-generated load.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Q6:	Is there any cap or limit on the amount of the investment recovery charge for any customer?

A:	No. There is no cap nor any time limit on the imposition of investment recovery charges.

Q7:	What happens if, for any reason, electricity usage and, as a result, related investment recovery charges, are less than projected at any time over the life of the bonds?

A:	The investment recovery charges paid by all retail electric customers will be increased to ensure payment of the bonds pursuant to the true-up mechanism.

Q8:	What if customers leave Entergy Louisiana’s service territory or fail to pay the investment recovery charges?

A:
In the event customers leave Entergy Louisiana’s service territory or fail to pay the investment recovery charges, the true-up mechanism allows us to recalculate the investment recovery charges such that those ratepayers who do pay will make up the difference.

Q9:	How is this transaction different from previous Louisiana securitizations for Entergy Louisiana?

A:
The two previous securitizations, which involved the issuance of storm recovery bonds (or “system restoration bonds”), were accomplished under a different statute and utilizing a different structure. In both cases, hurricane recovery costs were financed through the issuance of bonds by issuers which were instrumentalities of the State of Louisiana. Each issuer loaned the net proceeds to a public corporation and instrumentality of the State, which then transferred the proceeds to Entergy Louisiana as a nonshareholder contribution to capital. However, both bond issuances are being repaid from irrevocable, nonbypassable charges imposed upon Entergy Louisiana's customers, which are collected and remitted by Entergy Louisiana as servicer.

Expected Sinking Fund Schedule*

Semi- Annual Payment Date	Principal Repayment
Initial Tranche Balance	$207,156,000
6/1/2012	7,335,581
12/1/2012	10,990,372
6/1/2013	9,602,876
12/1/2013	11,331,593
6/1/2014	9,647,863
12/1/2014	11,337,969
6/1/2015	10,031,764
12/1/2015	11,728,881
6/1/2016	10,041,965
12/1/2016	11,844,683
6/1/2017	10,332,177
12/1/2017	12,080,616
6/1/2018	10,510,928
12/1/2018	12,271,547
6/1/2019	10,741,976
12/1/2019	12,491,626
6/1/2020	10,951,994
12/1/2020	12,697,906
6/1/2021	11,183,685
Number of Payments	19

*	Preliminary; subject to change.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Expected Amortization Schedule*

Outstanding Principal Balance

Semi-Annual Payment Date	Tranche A1 Balance
9/[__]/11 Issuance Date	$207,156,000
6/1/2012	199,820,419
12/1/2012	188,830,047
6/1/2013	179,227,171
12/1/2013	167,895,578
6/1/2014	158,247,716
12/1/2014	146,909,747
6/1/2015	136,877,983
12/1/2015	125,149,102
6/1/2016	115,107,137
12/1/2016	103,262,454
6/1/2017	92,930,277
12/1/2017	80,849,661
6/1/2018	70,338,733
12/1/2018	58,067,186
6/1/2019	47,325,211
12/1/2019	34,833,585
6/1/2020	23,881,590
12/1/2020	11,183,685
6/1/2021	-

*	Preliminary; subject to change.

STABLE AVERAGE LIFE

Severe stress cases on electricity consumption result in no measurable changes in the weighted average life of the investment recovery bonds.

For the purposes of preparing the table below, the following assumptions, among others, have been made: (i) the forecast error stays constant over the life of the bonds and is equal to an overestimate of electricity consumption of 5% (0.68 standard deviations from mean) or 15% (3.81 standard deviations from mean) and (ii) ELL or a successor servicer makes timely and accurate filings to true-up the investment recovery charges semi-annually or otherwise, as required. There can be no assurance that the weighted average life of the bonds will be as shown.

Weighted Average Life Sensitivity

	Expected Weighted Avg. Life (“WAL”) (yrs)	WAL
		-5% (0.68 Standard Deviations from Mean)		-15% (3.81 Standard Deviations from Mean)
		WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
Tranche A1	5.38	5.38	0	5.38	(1)

* Number is rounded to whole days.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

True-up Mechanism for Payment of Scheduled Principal and Interest
The financing order requires the investment recovery charges be adjusted semi-annually (and quarterly following the last scheduled final payment date), and authorizes more frequent adjustments as necessary, to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other required amounts in connection with the bonds. Any delinquencies or under-collections in one customer class will be taken into account in the true-up mechanism to adjust the investment recovery charge for all customers of ELL, not just the class of customers from which the delinquency or under-collection arose.

The following describes the mechanics for implementing the true-up mechanism. (See also “Key Questions and Answers on True-up Mechanism” on page 7.)

MANDATORY SEMI-ANNUAL TRUE-UPS

The financing order provides that investment recovery charges will be reviewed and adjusted semi-annually to:

•	correct, over a period of up to twelve months covering the next two succeeding payment dates, any under-collections or over-collections, for any reason, during the preceding six months,
•
ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal of and interest on the bonds and all other required amounts in connection with the bonds during the subsequent twelve-month period, and

•
to provide for the payment of all such bonds, including interest due thereon, by the next succeeding payment date if the investment recovery bonds are outstanding after the last scheduled final payment date.

STEP 1:
Each six months, ELL computes the total dollar requirement for the bonds for the next six-month and the next twelve-month periods, which includes scheduled principal and interest payments and all other permitted costs of the transaction, adjusted to correct for any prior undercollection or overcollection.

STEP 2:
ELL allocates this total dollar requirement for each six-month and twelve-month period among one or more specific customer classes, called investment cost recovery groups, as described in Step 3. This allocation is based upon ELL’s forecast base rate revenues for each investment cost recovery group (subject to certain adjustments).

STEP 3:
ELL divides the total dollar requirement for each of six and twelve month periods by the forecasted base rate revenues for each investment cost recovery group for such period.  The quotient will determine the investment recovery charge (expressed as a percentage of base rate revenues) for each investment cost recovery group for the six-month and twelve-month period.

STEP 4:
ELL then selects the larger of the two investment recovery charge for each investment cost recovery group for each period determined under Step 3, which charges will be requested in the true-up filing.

STEP 5:
ELL must make a true-up filing with the LPSC, specifying such adjustments to the investment recovery charges for each customer class. The staff of the LPSC will confirm the mathematical accuracy of the adjustment to the investment recovery charges within 15 days. The adjusted investment recovery charges will be implemented with the first billing cycle of ELL’s next billing month after the true-up adjustment is filed with the LPSC. Any errors identified by the LPSC will be corrected in the next true-up adjustment.

INTERIM TRUE-UPS

In addition, the servicer may also make interim true-up adjustments more frequently at any time during the term of the bonds:

•
if the servicer forecasts that investment recovery charge collections will be insufficient to make all scheduled payments of interest and other financing costs in respect of the bonds during the current or next succeeding payment period or bring all principal payments on schedule over the next two succeeding payment dates, and/or

•	to replenish any draws upon the capital subaccount.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

NON-STANDARD TRUE-UP MECHANISM

The financing order requires the servicer to request LPSC approval of an amendment to the true-up mechanism described above – a non-standard true-up (under such procedures as shall be proposed by the servicer and approved by the LPSC at the time) – that it deems necessary or appropriate to address any material deviations between investment recovery charge collections and the periodic revenue requirement. No such change shall cause any of the then-current credit ratings of the bonds to be suspended, withdrawn or downgraded.

INITIAL INVESTMENT RECOVERY AND OTHER SECURITIZATION CHARGES

The initial investment recovery charge (expressed as a percentage of base rate revenues) for an average residential customer (1000 kWh) is expected to be less than 1% of the bill. When combined with system restoration charges imposed on such residential customers by state instrumentalities for storm recovery costs, the percent rises to approximately 8.00% of the average monthly bill.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Glossary

“Investment Recovery Charges”
Investment recovery charges are special, irrevocable, nonbypassable charges authorized in the financing order. Investment recovery charges are set and adjusted to collect amounts sufficient to pay principal, interest and other required amounts on a timely basis. Pursuant to the financing order, we have the irrevocable right to impose, collect and receive a nonbypassable investment recovery charge from all of ELL’s LPSC-jurisdictional customers, subject to limited exceptions.

“Security”
All assets held by the Indenture Trustee for the benefit of the holders of the bonds. Our principal asset securing the bonds is the investment recovery property. It is the irrevocable right to impose, collect and receive nonbypassable consumption-based investment recovery charges and is a present contract right created by the Securitization Law and the financing order and expressly protected by the State’s and the LPSC’s pledges not to take or permit any action that would impair its value.

“Principal Payments”
Principal will be paid on the bonds from available funds in accordance with the expected sinking fund schedule until paid in full unless there is an acceleration of the bonds following an event of default. Please see “Expected Sinking Fund Schedule.”

“Legal Structure”
The Securitization Law provides, among other things, that the investment recovery property is a present contract right created pursuant to such Law and the financing order, and is protected by the State pledge in the Securitization Law and the LPSC pledge in the financing order. In the financing order, the LPSC determined that ELL is entitled, pursuant to the Securitization Law, to finance, through the issuance of investment recovery bonds in the amount of up to approximately $207.2 million investment recovery costs (including financing costs). The financing order also authorized: (1) ELL’s proposed financing structure and issuance of the bonds; (2) creation of the investment recovery property, including the right to impose and collect investment recovery charges sufficient to pay the bonds and associated financing costs; and (3) a tariff to implement the investment recovery charges.

“Ratings”
A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain the rating on any bond, and, accordingly, there can be no assurance that the ratings assigned to the bonds upon initial issuance will not be revised or withdrawn by a rating agency at any time thereafter.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

We and ELL have filed a registration statement (including a prospectus and prospectus supplement) (Registration Nos. 333-175117 and 333-175117-01) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You can also obtain copies of the registration statement from the SEC upon payment of prescribed charges, or you can examine the registration statement free of charge at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at (1-866-718-1649).

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus that has been prepared and provided to you for the securities offering to which this Preliminary Term Sheet relates. The prospectus contains material information not contained herein, and the prospective purchasers are referred to the prospectus, including the final prospectus. The prospectus contains all material information in respect to the bonds. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary, and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities are subject to modification or revision (including, among other things, the possibility that one or more tranches of securities may be split, combined or eliminated), at any time prior to the availability of a final prospectus.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded to the extent inconsistent with any legends or other information contained herein. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Neither the SEC nor any state securities commission has approved or disapproved of the bonds or determined if this Preliminary Term Sheet is truthful or complete. Any representation to the contrary is a criminal offense.

Price and availability of the bonds are subject to change without notice.

Sisung Securities Corporation is acting as financial advisor to the LPSC. Neither the State of Louisiana, the LPSC, nor Sisung Securities Corporation is acting as an agent for the issuer or its affiliates in connection with the proposed transaction.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

Notice to Residents of Singapore

The underwriters acknowledge that this Preliminary Term Sheet has not been registered as a Prospectus with the Monetary Authority of Singapore, and the bonds will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Preliminary Term Sheet or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of bonds be circulated or distributed whether directly or indirectly to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, (ii) to a relevant person pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1a) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The bonds are offered through Morgan Stanley Asia (Singapore) Plc, an entity registered by the Monetary Authority of Singapore.

Notice to Residents of People’s Republic of China

The bonds shall not be offered or sold in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan, (the “PRC”) as part of the initial distribution of the bonds but may be available for purchase by investors resident in the PRC from outside the PRC.

This Preliminary Term Sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC to any person to whom it is unlawful to make the offer or solicitation in the PRC.

The state does not represent that this Preliminary Term Sheet may be lawfully distributed, or that any bonds may be lawfully offered, in compliance of any applicable registration or other requirements in the PRC, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the state which would permit a public offering of any bonds or the distribution of this Preliminary Term Sheet  in the PRC. Accordingly, the bonds are not being offered or sold within the PRC by means of this Preliminary Term Sheet or any other document. Neither this Preliminary Term Sheet nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to Residents of Japan

The bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended (the “FIEL”)) and, accordingly, each of the underwriters has represented, warranted and agreed that it will not offer or sell any bonds, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the FIEL and any other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese person” shall mean any person resident in Japan, including any corporation or other entity organised under the laws and regulations of Japan.

Notice to Residents of Hong Kong

Each underwriter has represented and agreed that it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

ENTERGY LOUISIANA INVESTMENT RECOVERY FUNDING I, L.L.C.	PRELIMINARY TERM SHEET	September 12, 2011

Notice to Residents of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the investment recovery bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the investment recovery bonds which has been approved by the competent authority in that Member State or, where appropriate, approved in another Relevant Member State and published and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive as implemented in that Relevant Member State or following, in either case, twelve months after such publication, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such bonds to the public in that Relevant Member State:

(a)           solely to qualified investors (as defined in the Prospectus Directive);

(b)           to fewer than 100 natural or legal persons (or, if the Relevant Member State has implemented the relevant provision of the 2010 Amending Directive, 150 natural or legal persons) other than qualified investors as defined in the Prospectus Directive, subject to obtaining the prior consent of the Representative of the underwriters; or

(c)           in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the investment recovery bonds shall require the state or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of the investment recovery bonds to the public” in relation to any investment recovery bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the investment recovery bonds to be offered so as to enable an investor to decide to purchase or subscribe for the investment recovery bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure or amending measure in each Relevant Member State and the expression "2010 Amending Directive" means Directive 2010/73/EC.

Notice to Residents of the United Kingdom

Each of the underwriters has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as Amended (the “FSMA”)) received by it in connection with the issue or sale of the bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.